Exhibit 99.3
Press Release
Hydrogenics Reports Second Quarter 2006 Results
Progress on operational issues within OnSite Generation group and strengthened visibility in targeted fuel cell markets
MISSISSAUGA, Ontario — August 8, 2006 — Hydrogenics Corporation (TSX: HYG; NASDAQ: HYGS), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting second quarter and six-month unaudited results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“As announced on July 28, 2006, over the course of the second quarter we made progress towards resolving the supply chain and component quality issues that we identified earlier this year within our OnSite Generation group,” said Pierre Rivard, President and Chief Executive Officer of Hydrogenics Corporation. “However, this update also communicated that we have now identified further operational and production quality issues which we believe we are addressing through appropriate corrective measures. While optimistic that we will have these issues resolved in the latter half of the year, we cannot be definitive as to when deliveries by our OnSite Generation business unit will return to historical levels.”
“During the quarter, we signed multi-year preferred supplier agreements with Linde Gas and BOC, industry leaders in the merchant gas market, thereby strengthening our market reach and sales potential.”
“Our Power Systems business unit continues to make significant progress in fuel cell product and market development efforts for backup power and light mobility markets as evidenced by recent announcements,” added Rivard. “These included orders from Linde AG and a major Japanese distributor totaling 5 HyPM Fuel Cell Power Packs for deployment in Class 1 forklifts and airport tow tractors, Additionally, we were pleased to announce a government-sponsored contract to further develop our fuel cell power pack technology and deploy up to 19 forklifts and tuggers at General Motors of Canada. In the area of backup power, we received our first Asian order from a leading mobile telecom company for three HyPM XR fuel cell power modules.”

Results for the second quarter of 2006 compared to the second quarter of 2005
▪	Revenues were $5.4 million, a 15% decrease from $6.4 million primarily due to the previously announced production delays in our OnSite Generation group.

▪	Gross profit, expressed as a percentage of revenues, was negative 15% (positive 17% in 2005) and reflects $1.8 million of additional warranty reserves largely for deliveries within our Belgian OnSite Generation group made prior to our acquisition of Stuart Energy. The requirement for these reserves became apparent upon the discovery of operational and other production quality issues identified after the implementation of standardized testing protocols implemented to resolve the supply chain and component quality issues experienced in our OnSite Generation group.

▪	Cash operating costs, a non-GAAP measure[1], defined as selling, general and administrative and research and product development expenses, excluding stock-based compensation were $8.1 million, a 15% increase from $7.0 million reflecting a weakening of the U.S. dollar relative to the Canadian dollar and higher costs to achieve Sarbanes-Oxley Act compliance.

▪	Net loss was $9.6 million, a 1% increase from $9.5 million.
Results for the second quarter of 2006 compared to the first quarter of 2006
▪	Revenues were $5.4 million, a 12% decrease from $6.4 million primarily due to the previously announced production delays in our OnSite Generation group.

▪	Gross profit, expressed as a percentage of revenues, was negative 15%, a decrease of 32% primarily due to $1.8 million of additional warranty reserves in our OnSite Generation group noted above.

▪	Cash operating costs were $8.1 million, an increase of 10% consistent with our business strategy to invest in targeted vertical markets, beginning in the second quarter.

▪	Net loss was $9.6 million, an increase of 16%, or $1.3 million.

[1]	Cash Operating costs is a non-GAAP measure used to assist in assessing Hydrogenics’ financial performance. A description of the non-GAAP measure and reconciliation to financial statement line items follows on page 5.

Results for the six months ended June 30, 2006 compared to the six months ended            June 30, 2005
▪	Revenues were $11.5 million, a 35% decrease due to production delays in our OnSite Generation group.

▪	Gross profit, expressed as a percentage of revenues, was 2%, a decrease of 10% due to additional warranty reserves in our OnSite Generation group noted above.

▪	Cash operating costs were $15.4 million, a decrease of 6% from $16.4 million.

▪	Net loss was $18.0 million, a decrease of 13% from $20.7 million.
Liquidity
We had $73.1 million in cash and cash equivalents and short-term investments as at June 30, 2006. The $7.7 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to: (i) $7.2 million net cash outflows from operations; and (ii) $0.5 million of capital expenditures.
Order backlog
Our order backlog as at June 30, 2006 was $31.5 million, as follows:

	Q1	Orders	Product/Service	Q2
	Backlog	Received	Delivered	Backlog

OnSite Generation	$15.2	$4.3	$1.6	$17.9
Power Systems	9.4	0.6	1.0	9.0
Test Systems	3.6	3.8	2.8	4.6

	$28.2	$8.7	$5.4	$31.5

We expect to deliver, and recognize as revenue in 2006, approximately one-third and substantially all of our June 30th order backlog in our Power Systems and Test Systems business units respectively. Our ability to deliver, and recognize as revenue, our order backlog in our OnSite Generation business unit is predicated on resolving, in a timely manner, the operational and production quality issues previously identified.

Second Quarter Highlights
Progress on markets:
     OnSite Generation
▪	We delivered three hydrogen generation units including two for industrial applications and one for a fueling application.

▪	We signed multi-year preferred supplier agreements with Linde Gas and BOC.

▪	We secured $4.3 million of new orders including an initial order under our new BOC supply agreement for a hydrogen generation plant in New Zealand.
     Power Systems
▪	We delivered eight Fuel Cell Power Modules (representing 180 kW).

▪	We secured orders for: (i) five Fuel Cell Power Packs to be integrated into forklifts and tow tractors for Linde AG and into a leading Japanese OEM’s Class 1 forklift; (ii) 3 Fuel Cell Power Modules for DC backup power for a leading Asian mobile telecom company.

▪	We finalized a government-sponsored contract with Sustainable Development Technology Canada to further develop our HyPM Fuel Cell Power Pack and deliver up to 19 forklifts and tuggers to General Motors of Canada over a two year operational period.

▪	We continued market development efforts with American Power Conversion (NASDAQ: APCC), including the installation of a critical network AC unit in an urban office tower with full compliance to extensive codes and regulations.

▪	We delivered more fuel cell power (703 kW) in first half 2006 than the whole of 2005, with an accelerating order book.
     Test Systems
▪	We delivered 12 test stations including three Solid Oxide Fuel Cell (SOFC) units.

▪	We secured $3.8 million of new orders, a significant component of which was from a leading Japanese automotive OEM.

▪	We established a distribution agreement with a large Japanese corporation to address increasing market potential in Japan.

     Progress on products and technology:
▪	We made progress in resolving component quality and supply chain issues in our OnSite Generation business unit.

▪	We continued development of our S-4000 IMET electrolyzer for integration with large scale renewable energy installations.

▪	We continued advancing our next generation fuel cell product development efforts to optimize product performance, cost and certification for targeted vertical markets.

▪	We continued development work on advanced test station software tools and new technologies for fuel cell diagnostics.
CONFERENCE CALL DETAILS
We will hold a conference call to review our results on August 8, 2006 at 10:30 a.m. (EDT). To participate in this conference call, please dial (416)-695-9753 approximately ten minutes before the call. Alternatively, a live webcast of our conference call will be available on our website at www.hydrogenics.com. Please visit our website at least fifteen minutes early to register and download any necessary software. Should you be unable to participate, a replay as well as a podcast link will also be available on our website.
ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.
NON-GAAP MEASURES
Hydrogenics uses several non-GAAP measures to assist in assessing its’ financial performance. Cash operating costs is defined as the sum of selling, general and administrative costs and research and product development expenditures less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies.

For More Information Contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com
Media Contact:
Jane Dalziel
Hydrogenics Corporation
Phone: +1-905-361-3639
Email: media@hydrogenics.com
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	June 30	December 31
	2006	2005

Assets

Current assets
Cash and cash equivalents	$69,671	$5,394
Short-term investments	3,386	80,396
Accounts receivable	6,582	7,733
Grants receivable	2,733	1,909
Inventories	12,478	8,685
Prepaid expenses	1,794	2,353

	96,644	106,470

Property, plant and equipment	5,590	5,682
Intangible assets	29,740	33,972
Goodwill	68,450	68,505
Other non-current assets	81	28

	$200,505	$214,657

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$15,715	$14,918
Unearned revenue	5,368	3,772

	21,083	18,690

Long-term debt	251	325
Deferred research and development grants	160	135

	21,494	19,150

Shareholders’ Equity
Share capital and other equity	320,228	318,804
Deficit	(136,232)	(118,274)
Accumulated other comprehensive loss	(4,985)	(5,023)

	179,011	195,507

	$200,505	$214,657

Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:

Net loss	—	—	—	(17,958)	—	(17,958)
Foreign currency translation adjustments	—	—	—	—	38	38

Comprehensive loss						(17,920)

Shares issued:
Issuance of common shares on exercise of options	116,796	388	—	—	—	388
Stock-based consulting expense	—	—	39	—	—	39
Stock-based compensation expense	—	—	997	—	—	997

Balance at Jun. 30, 2006	91,796,466	$307,345	$12,883	$(136,232)	$(4,985)	$179,011

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Revenues	$5,376	$6,293	$11,512	$17,597

Cost of revenues	6,170	5,215	11,253	15,497

	(794)	1,078	259	2,100

Operating expenses
Selling, general and administrative	6,586	5,875	13,224	12,552
Research and product development	1,967	1,698	3,182	4,951
Amortization of property, plant and equipment	266	362	530	736
Amortization of intangible assets	2,118	2,065	4,236	4,203
Integration costs	—	313	—	1,037

	10,937	10,313	21,172	23,479

Loss from operations	(11,731)	(9,235)	(20,913)	(21,379)

Other income (expenses)
Provincial capital tax	(60)	(86)	(86)	(132)
Interest	1,060	496	2,006	1,166
Foreign currency gains (losses)	1,118	(663)	1,053	(328)

	2,118	(253)	2,973	706

Loss before income taxes	(9,613)	(9,488)	(17,940)	(20,673)
Current income tax expense	13	11	18	48

Net loss for the period	$(9,626)	$(9,499)	$(17,958)	$(20,721)

Net loss per share
Basic and diluted	$(0.11)	$(0.10)	$(0.20)	$(0.23)

Shares used in calculating basic and diluted net loss per share	91,781,393	91,675,121	91,743,525	90,766,791

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(9,626)	$(9,499)	$(17,958)	$(20,721)
Items not affecting cash Amortization of property, plant and equipment	447	436	893	1,032
Amortization of intangible assets	2,118	2,065	4,236	4,203
Unrealized foreign exchange (gains) losses	15	(141)	(12)	(11)
Imputed interest on long-term debt	—	8	1	16
Non-cash consulting fees	20	18	39	37
Stock-based compensation	495	563	997	1,059
Net change in non-cash working capital	(709)	(1,467)	(422)	(2,959)

	(7,240)	(8,017)	(12,226)	(17,344)

Investing activities
Decrease in short-term investments	14,002	49,687	77,010	46,375
Purchase of property, plant and equipment	(540)	(59)	(805)	(298)
Business acquisitions, net of cash acquired	—	—	—	(343)

	13,462	49,628	76,205	45,734

Financing activities
Repayment of long-term debt	(30)	(54)	(93)	(81)
Deferred research and development grant	(25)	(9)	3	(17)
Common shares issued, net of issuance costs	165	11	388	146

	110	(52)	298	48

Increase in cash and cash equivalents during the period	6,332	41,559	64,277	28,438

Cash and cash equivalents — Beginning of period	63,339	13,088	5,394	26,209

Cash and cash equivalents — End of period	$69,671	$54,647	$69,671	$54,647

Supplemental disclosure
Interest paid	$1	$24	$2	$30
Income taxes paid	—	10	5	66